UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5 (Ordinary Shares)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: G90565 10 5

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Jifan Gao

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 254,921,537 ordinary shares

(6) Shared Voting Power 0

(7) Sole Dispositive Power 254,921,537 ordinary shares

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 254,921,537 ordinary shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row 9 6.3%

(12)	Type of Reporting Person* IN

CUSIP No.: G90565 10 5

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Wonder World Limited

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 242,587,083 ordinary shares

(6) Shared Voting Power 0

(7) Sole Dispositive Power 242,587,083 ordinary shares

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 242,587,083 ordinary shares

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row 9 6.0%

(12)	Type of Reporting Person* CO

Item 1(a)	Name of Issuer.
Trina Solar Limited (“Trina Solar”)
Item 1(b)	Address of Issuer’s Principal Executive Offices.
No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

Item 2(a)	Name of Person Filing.
Mr. Jifan Gao Wonder World Limited
Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of Mr. Jifan Gao is c/o Trina Solar Limited, No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

The business address of Wonder World Limited is c/o Merrill Lynch Bank and Trust Company (Cayman) Limited, PO Box 1164GT, 4th Floor Harbour Centre, North Church Street, Grand Cayman KY1-1104, Cayman Islands.

Item 2(c)	Citizenship.
Mr. Jifan Gao is a citizen of the People’s Republic of China. The place of organization of Wonder World Limited is the Cayman Islands.
Item 2(d)	Title of Class of Securities.
Ordinary shares, par value $0.00001 per share
Item 2(e)	CUSIP Number.
G90565 10 5 (ordinary shares)

Item 3	Not Applicable

Item 4	Ownership.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of

Jifan Gao	254,921,537 ordinary shares*	6.3%	254,921,537 ordinary shares*	0	254,921,537 ordinary shares*	0
Wonder World Limited	242,587,083 ordinary shares**	6.0%	242,587,083 ordinary shares**	0	242,587,083 ordinary shares**	0

*      Includes (1) 2,917,094 ordinary shares held by Mr. Gao; (2) 4,098,685 ordinary shares that Mr. Jifan Gao has the right to acquire upon exercise of options within 60 days from December 31, 2011; (3) 4,567,891 ordinary shares owned by Ms. Chunyan Wu, the spouse of Mr. Gao, which are expressly disclaimed by Mr. Gao; and (4) 750,784 ordinary shares that Ms. Chunyan Wu has the right to acquire upon exercise of options within 60 days from December 31, 2011, which are expressly disclaimed by Mr. Jifan Gao.

**   As of December 31, 2011, Wonder World Limited was the record owner of 242,587,083 ordinary shares of Trina Solar. Wonder World Limited is wholly owned by The Gao Trust. The management committee of The Gao Trust consists of Mr. Jifan Gao. Pursuant to Section 13(d) of the Act, Mr. Jifan Gao may be deemed to beneficially own all of the shares held by Wonder World Limited. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited, and the trustee should not be deemed a beneficial owner of the shares in Trina Solar under Section 13(d) of the Act.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8	Identification and Classification of Members of the Group.
Not applicable

Item 9	Notice of Dissolution of Group.
Not applicable

Item 10	Certifications.
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

Jifan Gao	/s/ Jifan Gao
Jifan Gao

Wonder World Limited	By:	/s/ Russell Hewlett /s/ Christine Kirk
	Name:	Russell Hewlett / Christine Kirk
	Title:	Authorized Signatories for and on behalf of Fiduciary Services Limited as sole director of Wonder World Limited

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement